Room 4561
						August 16, 2005



Ms. Elissa J. Lindsoe
Chief Financial Officer
Identix Incorporated
5600 Rowland Road
Minnetonka, MN 55343

Re:	Identix Incorporated
	Form 10-K for Fiscal Year June 30, 2004
	Filed September 9, 2004
	Form 10-Q for Quarter Ended March 31, 2005
	Filed May 10, 2005
	Form 8-K Filed August 3, 2005
	File No. 001-09641


Dear Ms. Lindsoe:

      We have reviewed your response letter dated July 22, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended June 30, 2004

Note 1 - The Company and Its Significant Accounting Policies, page
51

Revenue Recognition, page 51

1. We have read your response to prior comment number 1. We would like to better understand the structure of and accounting for your arrangements with OEM and third-party distributors. Please answer the following questions:

* Tell us what the Company`s obligations are to the OEM and to the reseller`s end user customer. In this regard your responses to prior comments 1 and 2 use the terms third party, distributor and customer interchangeably.
* When installation services are provided by the Company are they provided to the reseller or the reseller`s end user customer?
* For arrangements of TouchPrint Lie Scan Systems, when revenue is recognized upon acceptance, are you referring to acceptance by the reseller or the reseller`s end user customer?
* Does the company or the reseller have the credit risk with regards to the reseller`s arrangements with their end user customers? In this regard your response to prior comment 2 indicates that you issue an invoice to the customer.

2. Your response to prior comment 1 did not appear to address whether your arrangements with OEM`s and distribution partners allow for the right of return and if so is the return by the reseller or the reseller`s end user customer. In this regard, you disclose on page
33 the use of estimates in relation to sales returns. Tell us how your return rights impact revenue recognition.

3. We note your response to prior comment 3.   Tell us what
consideration was given to disclosing the information provided in your response regarding your multiple element arrangements accounted for under EITF 00-21.

4. We note your response to prior comment number 4 and proposed revisions to your revenue recognition policy. For instances when separation of elements is not possible, ensure that your disclosure discusses the units of accounting, the allocation of fair value and the use of applicable revenue recognition criteria. We note you had similar disclosure in your Form 10-Q for March 31, 2005. We further note that your policy included in your Form 10-K indicated that revenue for these arrangements will be spread evenly over the performance or deferred until all elements have been delivered. As previously requested, tell us the specific factors that determine which revenue recognition pattern you apply.

5. Additionally we note that your response to prior comment 4 discusses when combination with other elements is not possible. You disclose in your revised policy that for these arrangements revenue is deferred until all elements are delivered. Tell us which elements are involved and why combination of elements is not possible. Tell us how the accounting for these arrangements differs from accounting for these units as separate units of accounting as disclosed in your current policy.

Form 10-Q for the Quarter Ended March 31, 2005

Item 4. Controls and Procedures

6. We note your response to prior comment 9 which indicates that you noted one single sales contract that had modified terms for which you failed to identify. Tell us the nature of these modifications and whether or not more contracts with similar modifications were subsequently found. Also, your response refers to side agreements.
Tell us the nature of this side agreement and how you determined that no restatement or adjustment was necessary.

Form 8-K Filed August 3, 2005

7. We note that you have presented non-GAAP measures which exclude the amortization of intangible assets. Demonstrate the usefulness of the non-GAAP measures in assessing performance when this recurring item is a result of your operations and has contributed to your performance. Tell us how you considered the disclosures required by
Item 10(e)(1)(i) of Regulation S-K and Questions 8 of the related Frequently Asked Questions.

8. With regards to your amortization of intangible assets, we further note that this amortization, which includes amortization of acquired technology, core technology and capitalized software costs, has been classified in operating expense rather than cost of revenues.
Tell
us how you considered question 17 of SFAS 86 Implementation Guide.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Melissa Rocha, Staff Accountant at (202) 551-3854 or me at
(202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Ms. Elissa J. Lindsoe
Identix Incorporated
August 16, 2005
Page 4